

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

June 9, 2016

<u>Via E-mail</u>
George Kok
President
Morgan Stanley Capital I Inc.
1585 Broadway
New York, New York 10036

> **Re: Morgan Stanley Capital I Trust 2012-C4**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 333-167764-02**

Dear Mr. Kok:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                    Sincerely,

                                                    /s/ M. Hughes Bates

                                                    M. Hughes Bates
                                                    Special Counsel
                                                    Office of Structured Finance

cc: Kevin Blauch, Sidley Austin LLP
        Benjamin A. Schoener, Sidley Austin LLP